                                   FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



(MARK ONE:)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934


For the fiscal year ended December 31, 1993
                          -----------------

                                       Or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the transition period from _________ to __________

                         Commission file number 0-11103
                                                -------

                               CENTOCOR QUALIFIED
                          SAVINGS AND RETIREMENT PLAN

                            (Full title of the Plan)

                                 Centocor, Inc.
                           200 Great Valley Parkway
                               Malvern, PA 19355

                     (Name of issuer of the securities held
                  pursuant to the plan and the address of its
                          principal executive office)

Centocor Qualified Savings and Retirement Plan
- - - - - ----------------------------------------------
Index to Financial Statements and Schedules
- - - - - -------------------------------------------

Page 3       Independent Auditors' Report

Page 4       Statements of Net Assets Available for Plan Benefits as of December
             31, 1993 and 1992

Page 5 Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1993, 1992 and 1991

Pages 6-11   Notes to Financial Statements

Page 12      Schedule II - Allocation of Plan Assets and Liabilities to
             Investment Programs

Pages 13,14  Schedule III - Allocation of Changes in Plan Equity to Investment
             Programs

Page 15      Item 27d - Schedule of Reportable Transactions


                          Independent Auditors' Report
                          ----------------------------


To the Participants of the Centocor Qualified Savings and Retirement Plan and the 401(k) Administrative Committee of Centocor, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993. In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedules as listed in the accompanying index. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan at December 31, 1993 and 1992 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



KPMG Peat Marwick


June 10, 1994

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                             December 31,
                                                      --------------------------
                                                         1993            1992 *
Assets:
  Investments (Notes 3 and 7):
     Centocor, Inc. Common Stock                      $1,411,356      $1,433,851
     Corestates Money Market Funds and Cash               95,441         184,481
     CoreFund Treasury Reserve Series A                1,082,802               -
     Short-Term Government Fund                                -       1,222,961
     CoreFund Intermediate Bond Fund Series A          1,337,077               -
     Corestates Intermediate Debt Fund                         -       1,498,281
     CoreFund Equity Index Fund Series A               3,436,630               -
     Corestates Growth and Income Equity Fund                  -       3,708,035
                                                      --------------------------
                                                       7,363,306       8,047,609

  Interest and dividends receivable                       25,492          22,067

  Other assets:
     Employer's contribution receivable (Note 2)         246,226       1,017,777
     Employee contribution receivable                     30,528         165,637
     Loans receivable from participants                   89,038         126,336
                                                      --------------------------
                                                         365,792       1,309,750
                                                      --------------------------

     Total assets                                     $7,754,590      $9,379,426
                                                      ==========================


Liabilities and Plan Equity:
  Transfers payable to related parties (Note 6)          $46,488               -
  Plan equity (Notes 2 and 7)                          7,708,102      $9,379,426
                                                      --------------------------

      Total liabilities and plan equity               $7,754,590      $9,379,426
                                                      ==========================





* Certain items have been reclassified to conform to current year classifications.
  See accompanying Notes to Financial Statements.

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                  Years ended December 31,
                                                         -------------------------------------------
                                                           1993            1992*           1991*
                                                           ----            -----           -----
 Interest and other income                                  $53,700        $228,492        $190,404
 Realized gains (losses) on sale of investments (Note 3)    161,356        (130,587)         31,155
 Unrealized appreciation (depreciation)
  of investments (Notes 3 and 7)                           (600,656)     (2,397,490)      2,233,985

 Contributions (Note 2):
    Employee                                              1,664,213       3,606,443       2,320,650
    Employer                                                378,987       1,017,778         484,917
                                                        ------------    ------------    ------------

          Total contributions                             2,043,200       4,624,221       2,805,567


 Withdrawals (Note 2):
    Benefits paid                                        (3,229,524)     (1,524,382)       (153,169)
    Transfers to related party                              (46,488)              -               -
    Loan advances                                           (50,280)        (69,172)           (858)
    Administrative expenses                                  (2,632)              -               -
                                                        ------------    ------------    ------------
                                                         (3,328,924)     (1,593,554)       (154,027)

          Net increase (decrease)                        (1,671,324)        731,082       5,107,084

 Plan Equity:
    Beginning of year                                     9,379,426       8,648,344       3,541,260
                                                        ------------    ------------    ------------
    End of year                                          $7,708,102      $9,379,426      $8,648,344
                                                        ============    ============    ============


* Certain items have been reclassified to conform to current year classifications.
See accompanying Notes to Financial Statements

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


Note 1    Summary of Significant Accounting Policies

          Basis of Presentation
          ---------------------

          The accompanying financial statements have been prepared on the accrual basis of accounting.

          Investments
          -----------

          Investments are carried at market value which are determined by quoted market prices, except for investments in U.S. Treasury Bills and the various CoreStates Money Market Funds, which are carried at cost which approximates market value.

Note 2 The following description of Centocor Qualified Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          Description of Plan
          -------------------

          General
          -------

          Effective January 1, 1985, Centocor, Inc. (the "Company") established the Plan, a defined contribution savings plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Substantially all U.S. employees of the Company, or any of its subsidiaries or affiliates, are eligible to participate in the Plan. Employees may participate as of the first entry date following the date of his/her employment. The entry dates are January 1, April 1, July 1 and October 1 ("Entry Date") of each calendar year. Substantially all of the legal, accounting and administrative expenses associated with Plan operations are paid by the Company.

          Contributions
          -------------

          Eligible employees may make voluntary tax-deferred contributions of 1 to 15 percent of their eligible cash compensation up to certain annual limits as prescribed by the U.S. Internal Revenue Service. Maximum annual contributions may be limited at the discretion of the Company.

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


          Employee contributions are invested as directed by the employee in any of the four investment funds available under an investment contract
          with the Trustee (see Notes 3 and 7).   Company contributions are made
          principally in the Company's Common Stock.

          The Company may elect, but is not required, to make contributions to the Plan for the benefit of the participating employees. To date, contributions have been made as a percentage of the participants' contributions for the year, as determined by the Company's Board of Directors. In 1991, 1992 and 1993, the Company elected to contribute an amount equal to 40 percent of the contributions of each employee earning less than $65,000 per year and 30 percent of the contributions of each employee earning $65,000 or more per year. The Company's contribution is based upon annual employee contributions up to a level of 6 percent of their cash compensation. Additionally, in 1992 and 1993, the Company committed to make a contribution equal to 1% of each employee's compensation. At December 31, 1993, 16,790 shares of the Company's Common Stock with a value of $208,198 determined by the average trade price for the last twenty days in December and $38,028 in cash was due to the Plan from the Company for its 1993 contribution.

          Participants' accounts
          ----------------------

          Separate accounts are maintained by the Trustee for each participant. Each participant's account reflects the participant's contribution, the Company's contribution, interest, dividends, other income, and gains or losses earned by each of the investment funds. Investment income is reinvested in the same funds.

          Participants may transfer all or a portion of their accounts among the four investment funds available under the Plan. The transfer would take effect on the Entry Date following the participant's written notice of the change.

          Vesting
          -------

          Employee contributions are fully (100 percent) vested and non-forfeitable. Employer matching contributions are fully vested upon death, total and permanent disability, or attainment of age 65; otherwise, employer matching contributions are subject to vesting percentages based on years of service, as defined by the Plan documents. Employee non-vested forfeitures are used by the Company to offset employer matching contributions. The employer matching contributions vesting percentages are

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


          as follows:

               Less than one year of service       0%
               One year of service                20%
               Two years of service               40%
               Three years of service             60%
               Four years of service              80%
               Five or more years of service     100%

          Payment of benefits
          -------------------

          Benefits from the participants' vested accounts are normally payable to Plan participants upon retirement, death, termination of Company employment or total and permanent disability. Included in plan equity are benefits payable at December 31, 1993 and 1992 of $728,246 and $305,060, respectively, representing amounts due to terminated employees.

          A participant, while still an employee, may generally withdraw all or a portion of his vested, non-forfeitable tax-deferred contribution account if such amount is needed to defray the cost of a medical emergency, enable the participant to acquire or improve his principal residence, or assist the participant in preventing eviction or foreclosure proceedings. Such a withdrawal must first be taken as a loan as noted below. Any additional funds required will be distributed as a hardship withdrawal subject to income tax. Such loan and withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship and shall not be reasonably available from other sources of the participant.

          Loan provisions
          ---------------

          Participants may borrow up to 50 percent of their vested account balance not to exceed $50,000 and may take only one loan per year. All such loans bear interest at prevailing market rates.

Note 3    Investments
          -----------

          The number of employees participating in the investment funds at December 31, 1993 was as follows:

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

       Centocor, Inc. Common Stock Fund                425
       Short-Term Government Securities Fund           174
       Intermediate Debt Fund                          240
       Growth and Income Fund                          344

          The Centocor Common Stock Fund consists primarily of shares of Centocor, Inc. Common Stock, with a portion of funds invested in government money market fund pending purchase of the Company's Common Stock, and to provide liquidity. The Short-Term Government Fund consists of CoreFund Treasury Reserve Fund Series A which invests in U.S. Treasury Bills with maturities of one-year or less, with a portion invested in the money market fund noted above. The Intermediate Debt Fund consists of the CoreFund Intermediate Bond Fund Series A which invests in U.S. government and government agencies securities and securities guaranteed by the U.S. government, as well as, unsecured debt instruments of corporations, all with various maturities up to ten years. Part of this fund may also be invested in the money market fund noted above. The Growth and Income Fund consists of the CoreFund Equity Index Fund Series A which invests in equity securities of corporations, with a portion in the money market fund noted above.

          Custody of the Plan's investments is maintained by the Trustee, CoreStates Bank, N.A. Plan investments at December 31, 1993 and 1992 were as follows (see Note 7):

          Name of Issuer                         Number of Shares
          and Title of Issue                     Principal Amount         Cost      Fair Value
          ------------------                     ----------------         ----      ----------

          At December 31, 1993
          --------------------
          Centocor, Inc. Common Stock                  118,851      $1,846,728      $1,411,356
          Corestates Money Market Funds and Cash        95,441          95,441          95,441
          CoreFund Treasury Reserve A                1,082,802       1,082,802       1,082,802
          CoreFund Intermediate Bond Fund Series A     132,910       1,333,422       1,337,077
          CoreFund Equity Index Fund Series A          159,030       3,271,787       3,436,630
                                                                                     ---------
                                                                                    $7,363,306
                                                                                     =========

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


          At December 31, 1992
          --------------------

          Centocor, Inc. Common Stock                   88,237      $1,692,954      $1,433,851
          Corestates Money Market Funds and Cash    $  184,481      $  184,481         184,481
          U.S. Treasury Bills
            various due 4/1/93 to 9/23/93           $1,250,000      $1,222,961       1,222,961
          Corestates Intermediate Debt Fund             13,289      $1,456,831       1,498,281
          Corestates Growth & Income Equity Fund        93,346      $3,156,600       3,708,035
                                                                                     ---------
                                                                                    $8,047,609
                                                                                     =========

          Net realized gains of $161,356 in 1993 resulted principally from the sale of the Corestates Growth and Income Equity Fund offset by realized losses from the sale of shares of the Company's Common Stock. Net realized losses of $130,587 in 1992 resulted principally from the sale of shares of the Company's Common Stock. Net realized gains of $31,155 in 1991 resulted principally from the sale of shares of the Company's Common Stock.

          The net unrealized appreciation (depreciation) on investments as of and for the years ended December 31, 1993, 1992 and 1991 was as follows (see Note 7):

                                                                                     Corestates
                                                Centocor, Inc.      Intermediate       Growth &
                                                  Common Stock         Debt Fund    Income Fund          Total
                                                --------------         ---------    -----------          -----

          Balance at December 31, 1990             $   483,380          $  5,791      $   8,116    $   497,287
          Appreciation                               1,814,650            43,076        376,259      2,233,985
                                                    ----------           -------        -------      ---------
          Balance at December 31, 1991               2,298,030            48,867        384,375      2,731,272
          Appreciation (depreciation)               (2,557,133)           (7,417)       167,060     (2,397,490)
                                                    ----------           -------        -------      ---------
          Balance at December 31, 1992                (259,103)           41,450        551,435        333,782
          Depreciation                                (176,269)          (37,795)      (386,592)      (600,656)
                                                    ----------           -------       --------      ---------
          Balance at December 31, 1993             $  (435,372)         $  3,655      $ 164,843    $  (266,874)
                                                    ==========           =======       ========      =========

Note 4    Federal Income Taxes
          --------------------

          The Internal Revenue Service has made a determination that the Plan has complied with the requirements of ERISA and therefore is qualified under provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax.

          A participant must pay regular income tax plus a 10 percent excise tax for withdrawal of any portion of his accumulated pre-tax account balance, or the portion of his account balance representing Company contributions or earnings prior to retirement, disability, or attaining age 59-1/2 and not meeting the requirements of a loan.

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


Note 5    Plan Termination
          ----------------

          Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6    Related Party
          -------------

          Transfers payable to related party plans represent net assets available for Plan Benefits of participants who had formerly worked for the Company and are now employed by a 35 percent owned subsidiary of Centocor, Inc. The companies share a common member of the Board of Directors.

Note 7    Subsequent Events
          -----------------

          Additional Investment Options
          -----------------------------

          Effective January 1, 1994, the plan added a new investment option. The investment will be in the CoreFund Growth Equity Fund Series A. The object of this fund is capital growth by investing primarily in equity securities.

                                                                     SCHEDULE II

               CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
      ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                         DECEMBER 31, 1993 AND 1992

                                                                                        1993
                                                    ------------------------------------------------------------------------------
                                                      SHORT                                      CORESTATES
                                                       TERM      CENTOCOR                    INTER-       GROWTH
                                                    GOVERNMENT    COMMON                    MEDIATE          &
                                                    SECURITIES     STOCK        LOAN          DEBT        INCOME
             ASSETS                                    FUND        FUND         FUND          FUND         FUND          TOTAL
             ------                                 ------------------------------------------------------------------------------
CENTOCOR INC. COMMON STOCK                                   -   $1,411,356            -             -            -     $1,411,356

CORESTATES MONEY MARKET FUNDS
 AND CASH                                               $7,733       15,071      $25,689       $17,765      $29,183         95,441
COREFUND TREASURY RESERVE SERIES A                   1,082,802            -            -             -            -      1,082,802
SHORT-TERM GOVERNMENT FUND                                   -            -            -             -            -              -
COREFUND INTERMEDIATE BOND
 FUND SERIES A                                               -            -            -     1,337,077            -      1,337,077
CORESTATES INTERMEDIATE
 DEBT FUND                                                   -            -            -             -            -              -
COREFUND EQUITY INDEX FUND SERIES A                          -            -            -             -    3,436,630      3,436,630
CORESTATES GROWTH AND INCOME
 EQUITY FUND                                                 -            -            -             -            -              -

INTEREST AND DIVIDENDS RECEIVABLE                            -            -            -         4,595       20,897         25,492
EMPLOYER'S CONTRIBUTION  RECEIVABLE                      4,340      220,354            -         5,741       15,791        246,226
EMPLOYEE CONTRIBUTION RECEIVABLE                         3,605        3,148                      7,783       15,992         30,528
LOANS RECEIVABLE FROM PARTICIPANTS                           -            -       89,038             -            -         89,038
                                                    ------------------------------------------------------------------------------
     TOTAL ASSETS                                   $1,098,480   $1,649,929     $114,727    $1,372,961   $3,518,493     $7,754,590
                                                    ==============================================================================

       LIABILITIES AND PLAN EQUITY
       ---------------------------

TRANSFERS PAYABLE TO RELATED PARTIES                   $17,629     ($17,128)           -             -      $45,987        $46,488
NET INTERFUND INVESTMENT REDIRECTION                   175,479       31,125            -        46,721     (253,325)             -
                                                    ------------------------------------------------------------------------------
PLAN EQUITY                                            905,372    1,635,932      114,727     1,326,240    3,725,831      7,708,102
                                                    ------------------------------------------------------------------------------
     TOTAL LIABILITIES AND PLAN EQUITY              $1,098,480   $1,649,929     $114,727    $1,372,961   $3,518,493     $7,754,590
                                                    ==============================================================================


                                                                                        1992 *
                                                    --------------------------------------------------------------------------------

                                                       SHORT                                       CORESTATES
                                                       TERM       CENTOCOR                    INTER-        GROWTH
                                                    GOVERNMENT     COMMON                     MEDIATE          &
                                                    SECURITIES      STOCK         LOAN         DEBT         INCOME
             ASSETS                                    FUND         FUND          FUND         FUND          FUND          TOTAL
             ------                                 --------------------------------------------------------------------------------



CENTOCOR INC. COMMON STOCK                                    -   $1,433,851             -            -              -    $1,433,851

CORESTATES MONEY MARKET FUNDS
 AND CASH                                              $353,302      144,675       $28,838     $139,068      ($481,402)      184,481
COREFUND TREASURY RESERVE SERIES A
SHORT-TERM GOVERNMENT FUND                            1,222,961            -             -            -              -     1,222,961
COREFUND INTERMEDIATE BOND
 FUND SERIES A                                                -            -             -            -              -             -
CORESTATES INTERMEDIATE
 DEBT FUND                                                    -            -             -    1,498,281              -     1,498,281
COREFUND EQUITY INDEX FUND SERIES A                           -            -             -            -              -             -
CORESTATES GROWTH AND INCOME
 EQUITY FUND                                                  -            -             -            -      3,708,035     3,708,035

INTEREST AND DIVIDENDS RECEIVABLE                         9,527            -             -        7,716          4,824        22,067
EMPLOYER'S CONTRIBUTION  RECEIVABLE                       4,517      985,249             -       11,802         16,209     1,017,777
EMPLOYEE CONTRIBUTION RECEIVABLE                         24,299       29,946             -       35,514         75,878       165,637
LOANS RECEIVABLE FROM PARTICIPANTS                            -            -       126,336            -              -       126,336
                                                    --------------------------------------------------------------------------------
     TOTAL ASSETS                                    $1,614,606   $2,593,721      $155,174   $1,692,381     $3,323,544    $9,379,426
                                                    ================================================================================

      LIABILITIES AND PLAN EQUITY
      ---------------------------

TRANSFERS PAYABLE TO RELATED PARTIES                          -            -             -            -              -             -
NET INTERFUND INVESTMENT REDIRECTION                   $151,453      $12,087             -      $44,073      ($207,613)            -
                                                    --------------------------------------------------------------------------------
PLAN EQUITY                                           1,463,153    2,581,634       155,174    1,648,308      3,531,157     9,379,426
                                                    --------------------------------------------------------------------------------
     TOTAL LIABILITIES AND PLAN EQUITY               $1,614,606   $2,593,721      $155,174   $1,692,381     $3,323,544    $9,379,426
                                                    ================================================================================


* Certain items have been reclassified to conform to current year classifications.


                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
 ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                                                            1993
                                       --------------------------------------------------------------------------------------
                                             SHORT                                        CORESTATES
                                             TERM       CENTOCOR                     INTER-        GROWTH
                                          GOVERNMENT     COMMON                     MEDIATE          &
                                          SECURITIES     STOCK          LOAN          DEBT         INCOME
                                             FUND         FUND          FUND          FUND          FUND          TOTAL
                                       --------------------------------------------------------------------------------------
INTEREST & OTHER INCOME                      $18,358        $1,149        $8,694        $4,595       $20,904         $53,700

REALIZED GAINS (LOSSES) ON SALE OF
 INVESTMENTS                                       -      (494,116)            -        54,785       600,687         161,356


UNREALIZED APPRECIATION
 (DEPRECIATION) OF
 INVESTMENTS                                       -      (176,269)            -       (37,795)     (386,592)       (600,656)

CONTRIBUTIONS:
 EMPLOYEE                                    244,252       211,176             -       377,869       830,916       1,664,213
 EMPLOYER                                      6,615       340,960             -         8,045        23,367         378,987

WITHDRAWALS:
 BENEFITS PAID                              (609,587)     (421,577)            -      (742,704)   (1,455,656)     (3,229,524)
 TRANSFERS TO RELATED PARTY                  (17,629)       17,128             -             -       (45,987)        (46,488)
 LOAN ADVANCES                                     -             -       (50,280)            -             -         (50,280)
 ADMINISTRATIVE EXPENSES                           -             -        (2,632)            -             -          (2,632)
 NET  INTERFUND INVESTMENT REDIRECTION      (199,790)     (424,153)        3,771        13,137       607,035               -
                                       --------------------------------------------------------------------------------------
NET INCREASE (DECREASE)                     (557,781)     (945,702)      (40,447)     (322,068)      194,674      (1,671,324)

PLAN EQUITY AT
 BEGINNING OF PERIOD                       1,463,153     2,581,634       155,174     1,648,308     3,531,157       9,379,426
                                       --------------------------------------------------------------------------------------
PLAN EQUITY AT
 END OF PERIOD                              $905,372    $1,635,932      $114,727    $1,326,240    $3,725,831      $7,708,102
                                       ======================================================================================


                                                                                                                        SCHEDULE III

                                                                              1992 *
                                        -------------------------------------------------------------------------------------
                                             SHORT                                         CORESTATES
                                             TERM        CENTOCOR                     INTER-         GROWTH
                                          GOVERNMENT      COMMON                     MEDIATE           &
                                          SECURITIES      STOCK          LOAN          DEBT          INCOME
                                             FUND          FUND          FUND          FUND           FUND        TOTAL
                                        -------------------------------------------------------------------------------------
INTEREST & OTHER INCOME                       $68,803        $1,841        $8,891       $86,350         $62,607     $228,492

REALIZED GAINS (LOSSES) ON SALE OF
 INVESTMENTS                                        -      (131,293)            -           706               -     (130,587)


UNREALIZED APPRECIATION
 (DEPRECIATION) OF
 INVESTMENTS                                        -    (2,557,133)            -        (7,417)        167,060   (2,397,490)

CONTRIBUTIONS:
 EMPLOYEE                                     575,146       728,267             -       638,215       1,664,815    3,606,443
 EMPLOYER                                       4,517       985,248             -        11,803          16,210    1,017,778

WITHDRAWALS:
 BENEFITS PAID                               (286,554)     (280,820)            -      (133,668)       (823,340)  (1,524,382)
 TRANSFERS TO RELATED PARTY                         -             -             -             -               -            -
 LOAN ADVANCES                                      -             -       (69,172)            -               -      (69,172)
 ADMINISTRATIVE EXPENSES                            -             -             -             -               -            -
 NET  INTERFUND INVESTMENT REDIRECTION       (334,220)       45,182       165,535       (18,507)        142,010            -
                                        -------------------------------------------------------------------------------------
NET INCREASE (DECREASE)                        27,692    (1,208,708)      105,254       577,482       1,229,362      731,082

PLAN EQUITY AT
 BEGINNING OF PERIOD                        1,435,461     3,790,342        49,920     1,070,826       2,301,795    8,648,344
                                        -------------------------------------------------------------------------------------
PLAN EQUITY AT
 END OF PERIOD                             $1,463,153    $2,581,634      $155,174    $1,648,308      $3,531,157   $9,379,426
                                        =====================================================================================

* Certain items have been reclassified to conform to current year classifications.

                                                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN        SCHEDULE III cont.
                                                ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                                YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                                                   1991 *
                                                ------------------------------------------------------------------------------
                                                   SHORT                               CORESTATES
                                                    TERM       CENTOCOR                   INTER-
                                                 GOVERNMENT     COMMON                    MEDIATE     HAMILTON
                                                 SECURITIES      STOCK        LOAN         DEBT        EQUITY
                                                    FUND         FUND         FUND         FUND         FUND         TOTAL
                                                ------------------------------------------------------------------------------

INTEREST & OTHER INCOME                              $86,241       $1,717       $4,993      $58,120      $39,333      $190,404

REALIZED GAINS (LOSSES) ON SALE OF
 INVESTMENTS                                               -       31,155            -            -            -        31,155


UNREALIZED APPRECIATION
 (DEPRECIATION) OF
 INVESTMENTS                                               -    1,814,650            -       43,076      376,259     2,233,985

CONTRIBUTIONS:
 EMPLOYEE                                            598,065      390,163            -      463,407      869,015     2,320,650
 EMPLOYER                                              1,271      468,102            -        5,623        9,921       484,917

WITHDRAWALS:
 BENEFITS PAID                                      (100,834)     (29,845)           -      (12,862)      (9,628)     (153,169)
 TRANSFERS TO RELATED PARTY                                -            -            -            -            -             -
 LOAN ADVANCES                                             -            -         (858)           -            -          (858)
 ADMINISTRATIVE EXPENSES                                   -            -            -            -            -             -
 NET  INTERFUND INVESTMENT REDIRECTION              (216,952)    (106,090)      28,501        6,549      287,992             -
                                                  ----------------------------------------------------------------------------

NET INCREASE (DECREASE)                              367,791    2,569,852       32,636      563,913    1,572,892     5,107,084

PLAN EQUITY AT
 BEGINNING OF PERIOD                               1,067,670    1,220,490       17,284      506,913      728,903     3,541,260
                                                  ----------------------------------------------------------------------------
PLAN EQUITY AT
 END OF PERIOD                                    $1,435,461   $3,790,342      $49,920   $1,070,826   $2,301,795    $8,648,344
                                                  ============================================================================

* Certain items have been reclassified to conform to current year classifications.

                                  CENTOCOR
                    QUALIFIED SAVINGS AND RETIREMENT PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                        YEAR ENDED DECEMBER 31, 1993

                                        Purchases                             Sales
                                 ---------------------    -----------------------------------------------
                                 Shares or                Shares or                              Net
Description of Assets            Par Value      Cost      Par Value   Proceeds      Cost      Gain/(Loss)
- - - - - ---------------------            ---------      ----      ---------   --------      ----      -----------
Centocor Common Stock               48,970    $372,431       25,025   $184,829     392,591     (207,762)

CoreStates Intermediate
     Bond Fund                           -           -       13,289  1,498,281   1,456,831       41,450

CoreStates Intermediate
     Bond Fund A                   210,598   2,111,726       77,686    791,641     778,305       13,336

CoreStates Liquidity Fund        7,523,361   7,523,361    7,690,123  7,690,123   7,690,123            -

CoreFund Equity Index
     Fund A                        236,100   4,848,532       77,069  1,625,996   1,576,753       49,243

CoreStates Growth &
     Income Equity Fund                  -           -       93,346  3,708,036   3,156,600      551,436

CoreFund Treasury
     Reserve Fund A              2,298,265   2,298,265    1,215,463  1,215,463   1,215,463            -

CoreFund Fiduciary
     Treasury Reserve                    -           -      353,270    353,270     353,270            -

Institutional Cash
     Portfolio                           -           -      348,845    348,845     348,845            -

U. S. Treasury Bills               348,845     348,845    1,571,806  1,571,806   1,571,806            -


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                        CENTOCOR QUALIFIED SAVINGS
                                        AND RETIREMENT PLAN



June 10, 1994                           By:/s/David P. Holveck
                                           -------------------
                                           David P. Holveck
                                           President and Chief Executive Officer

                        Consent of Independent Auditors

The Board of Directors
Centocor, Inc.:

We consent to incorporation by reference in Registration Statement Nos. 33-00167 and 33-16285 on Form S-8 of Centocor, Inc. of our report dated June 10, 1994, relating to the statements of net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993 and related schedules, which report appears in the December 31, 1993 annual report on Form 11-K of the Centocor Qualified Savings and Retirement Plan.



KPMG Peat Marwick



Philadelphia, Pennsylvania
June 24, 1994

                                     17